September 27, 2007

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention: Filing Desk

Re:	STRATS Trust for Allstate Corporation Securities, Series 2006-3
Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2006
Filed March 29, 2007

Ladies and Gentlemen:

On behalf of Synthetic Fixed-Income Securities, Inc., as sponsor and originator of the STRATS Trust for Allstate Corporation Securities, Series 2006-3, transmitted herewith through the EDGAR system for filing pursuant to the Exchange Act of 1934, as amended, is Amendment No. 1 to Form 10-K filed March 29, 2007.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact me at (202) 339-8431.

Thank you for your attention to this matter.

Sincerely yours,

/s/ Mark R. Riccardi

Mark R. Riccardi

Enclosure